UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CHROMADEX CORPORATION

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

171077407

(CUSIP Number)

Nestlé S.A.

Avenue Nestlé, 55

1800 Vevey

Switzerland

Attention: General Counsel

Facsimile: 011-41-21-924-2821

with a copy to:

David A. Carpenter, Esq.

Mayer Brown, LLP

1221 Avenue of the Americas

New York, New York 10020

(212) 506-2195

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 17, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 171077407

1.	NAME OF REPORTING PERSON: Société des Produits Nestlé S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Switzerland

NUMBER OF SHARES BENEFICIALLY BY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER: 0
	6.	SHARED VOTING POWER: 3,816,794
	7.	SOLE DISPOSITIVE POWER: 0
	8.	SHARED DISPOSITIVE POWER: 3,816,794

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,816,794
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 5.11% (1)
12.	TYPE OF REPORTING PERSON: CO

(1)

Calculated based upon 68,342,800 shares of Common Stock of the Issuer outstanding as of August 8, 2022, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2022, as filed with the Securities and Exchange Commission on August 10, 2022, plus an aggregate of 960,000 shares issuable to Pioneer Step Holdings Limited, 1,440,000 shares issuable to Champion River Ventures Limited, and 80,000 shares issuable to Robert Fried IRA pursuant to the September 2022 Purchase Agreement, described in the Issuer’s Form 8-K, as filed with the Securities and Exchange Commission on October 3, 2022.

CUSIP No. 171077407

1.	NAME OF REPORTING PERSON: Nestlé S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Switzerland

NUMBER OF SHARES BENEFICIALLY BY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER: 0
	6.	SHARED VOTING POWER: 3,816,794
	7.	SOLE DISPOSITIVE POWER: 0
	8.	SHARED DISPOSITIVE POWER: 3,816,794

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,816,794
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 5.11% (1)
12.	TYPE OF REPORTING PERSON: CO

(1)

Calculated based upon 68,342,800 shares of Common Stock of the Issuer outstanding as of August 8, 2022, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2022, as filed with the Securities and Exchange Commission on August 10, 2022, plus an aggregate of 960,000 shares issuable to Pioneer Step Holdings Limited, 1,440,000 shares issuable to Champion River Ventures Limited, and 80,000 shares issuable to Robert Fried IRA pursuant to the September 2022 Purchase Agreement, described in the Issuer’s Form 8-K, as filed with the Securities and Exchange Commission on October 3, 2022.

SCHEDULE 13G

Item 1(a).	Name of Issuer:

ChromaDex Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

10900 Wilshire Blvd. Suite 600

Los Angeles, CA 90024

(310) 388-6706

Item 2(a).	Name of Person Filing:

This statement is filed by:

Société des Produits Nestlé S.A. (“SPN”), a société anonyme organized under the laws of Switzerland, with respect to the shares of Common Stock (as defined in Item 2(d) below) directly held by it.

Nestlé S.A. (“Nestlé”), a société anonyme organized under the laws of Switzerland, with respect to the shares of Common Stock held by SPN, which is a wholly owned indirect subsidiary. The ultimate parent company of SPN is Nestlé.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal executive office of SPN and Nestlé is Avenue Nestlé 55, CH-1800, Vevey Switzerland.

Item 2(c).	Citizenship:

SPN and Nestlé are each société anonymes organized under the laws of Switzerland.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

171077407

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3); and

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

The information requested hereinafter is set forth in items 5 through 9 and 11 of the cover pages to this Schedule 13G. The ownership percentage is based upon a total of 68,342,800 shares of Common Stock of the Issuer outstanding as of August 8, 2022, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2022, as filed with the Securities and Exchange Commission on August 10, 2022, plus an aggregate of 960,000 shares issuable to Pioneer Step Holdings Limited, 1,440,000 shares issuable to Champion River Ventures Limited, and 80,000 shares issuable to Robert Fried IRA pursuant to the September 2022 Purchase Agreement, described in the Issuer’s Form 8-K, as filed with the Securities and Exchange Commission on October 3, 2022.

SPN is a wholly owned subsidiary of Nestlé and the ultimate parent company of SPN is Nestlé. Each of SPN and Nestlé may be deemed to share voting and investment power with respect to all shares of Common Stock held by SPN. Nestlé disclaims beneficial ownership of such shares of Common Stock except to the extent of its pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

LIST OF EXHIBITS

Exhibit No.	Description

Exhibit I	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated October 19, 2022

SOCIÉTÉ DES PRODUITS NESTLÉ S.A.

By:	/s/ Claudio Kuoni
Name: Claudio Kuoni
Title: Vice President

NESTLÉ S.A.

By:	/s/ Gregory Behar
Name: Gregory Behar
Title: Deputy Executive Vice President